

December 11, 2012

Via E-mail
Mr. Kevin O'Leary, Vice President, CFO and Treasurer
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

> **Re:**   **Tredegar Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 1-10258**

Dear Mr. O'Leary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Film Products, page 19</u>

1.   We note that you have cited multiple factors which resulted in changes in your results of operations. To the extent practicable, in future filings please enhance your disclosures to quantify how much each factor impacted your results of operations.

<u>Corporate Expenses, Interest and Income Taxes, page 21</u>

2.   Please provide to us an explanation for the significant contributors impacting the effective tax rate and enhance future filings to include a more robust discussion of such factors.

Critical Accounting Policies, page 22

Impairment and Useful Lives of Long-Lived Identifiable Assets and Goodwill, page 22

3.   We note your disclosure on page 50 which indicates that the estimated fair value of the goodwill of Polyethylene and Polypropylene Films exceeded the carrying value by a "wide-margin." In future filings please quantify the percentage by which fair value exceeds book value or indicate that fair value substantially exceeds book value, if appropriate. Please also provide similar disclosures for the goodwill associated with PET Films in future filings.

Financial Condition, page 28

4.   To the extent that cash held outside of the US is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Notes to the Financial Statements

4. Business Segments, page 57

5.   In future filings please disclose revenues by product line. Please refer to ASC Topic 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief